December 1, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long

Re: Bally’s Corporation (f/k/a/ Twin River Worldwide Holdings, Inc.)
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-232112

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bally’s Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-232112), together with all exhibits and amendments thereto (the “Registration Statement”) initially filed with the Commission on June 14, 2019.

The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company’s legal counsel, Randi Strudler of Jones Day at (212) 326-3626.

Very truly yours,

BALLY’S CORPORATION

By:	/s/ Stephen H. Capp
Stephen H. Capp
Executive Vice President and Chief Financial Officer